INVEST IN **FINAL INTERVIEW**

Life or death feature film thriller about mental health

Los Angeles, CA   Entertainment Film

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Highlights

1. Based on successful theatre production. Received rave reviews from critics including the LA Times.

2. This is the writer/director's 2nd feature film. His 1st film won several film festival awards.

3	Our lead producer has won an Oscar and an Emmy award
4	Thriller genre is most accessible genre in the global market which makes up over %60 of film sales
5	Team has +45 years experience in the entertainment industry
6	Our marketing manager works consistently with studios such as HBO, Sony, Warner Bros, and more
7	You'd like to see more movies like Get Out, Phone Booth, and 10 Cloverfield Lane get made.

Featured Investor

 **Kurtis Eckstein**
Invested $5,000 ⓘ

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Syndicate Lead
Author with over 25 published books (name & pen name), many of which are also successful audiobooks. I'm interested in investing in both films and games that have a focus on immersive storytelling. AuthorKurt.com
AuthorKurt.com

"The premise of a movie is its #1 selling point and there are two categories of movies that always seem to find an audience: horror and thriller. The 'sitting-on-the-edge-of-your-seat' thriller that is FINAL INTERVIEW had its first trial run as a stage play with raving reviews and was even featured in the LA Times. Actor, director, and writer Gabriel Oliva has the knowledge, expertise, and connections to bring this exciting tale to life for a wider audience, and it's a pleasure to be a part ..."

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Our Team



Gabriel Oliva Writer/Director

Acted in the Oscar-winning film PROMISING YOUNG WOMAN and Emmy Award-Winning series THE DROPOUT. Almost 20 years working in Hollywood. Director/writer of multiple award winning short films, series and feature films.



Rachel Zerger Marketing Manager

Account Manager at Concept Arts, a company that creates key art and digital marketing campaigns with high profile clients such as HBO, Peacock, Amazon, Netflix, Disney+, Hulu and more.



Eric Wann Director of Photography

Director of Photography for "Central Valley" (2023), currently on the film festival circuit. Other works includes camera department for Hulu (Hellraiser (2022), Crossing Swords S2), FOX (The Simpsons, Lego Masters S3), and Apple TV+ (Shape Island S1).



Michelle Alexandria Executive Producer

-President of Light Year Pictures -Head of international sales at 123 Go Films -Produced nearly 50 movies featuring actors like Denise Richards and Joyce Dewitt. -Member of the PGA, Producers Guild of America, where she sits on the Producers Council.



Andrew Carlberg Producer

Named by Variety as one of "Hollywood's New Leaders," Andrew Carlberg is an Academy Award and Emmy Award winning film, television, new media, Broadway and LA stage producer. Notable Credits: Sun Dogs (Netflix), The Fallout (HBOMax), Skin (Oscar Winner)

Pitch


FINAL
INTERVIEW


FINAL INTERVIEW is "entertaining and unexpected...the tension in the conversation takes the audience beyond the walls of the small space"
DON'T TAKE OUR WORD FOR IT,
READ THE FULL REVIEW BELOW IN THE
Los Angeles Times

Link to full review HERE

Link to full review HERE

AND AUDIENCES AGREE...

 **Review from**

1 event · 1 review

★★★★★

Great, tension-filled plot and the acting was fantastic. Highly recommend!

reviewed Jan 28 2023
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 **Review from**

2 events · 1 review

★★★★★

Perfectly intense. Fun roller coaster that took us through laughter and gasps and a few tears. Smart and thoughtful and absolutely loved it. I immediately was telling friends they needed to see it.

reviewed Jan 29 2023
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 **Review from**

11 events · 3 reviews

★★★★★

This was a rollercoaster of a tension build while exploring greed, grief, and mental health, with a big pay off at the end. I was riveted by the performances of both lead actors as they made me think, made me laugh, and made me cry. Gabriel Oliva...continued

reviewed Jan 29 2023
report as inappropriate


 Local Guide · 17 reviews · 1 photo

★★★★★ 12 weeks ago

The Final Interview is an intense dish of revenge not served cold. As you watch you may know from the poster this is not going to go well for anyone, but the road there is not a straight one. The terrain went from tranquil to treacherous and once the pedal was punched to the floor it was never let go. I grabbed the rail next to me to help my body cope with the intensity.



Title: Final Interview

Genre: Thriller

Format: Feature Film, based on the critically acclaimed stage play

Rating: R

Runtime: 87 Minutes

Logline: A successful business mogul interviews for a job but his answers will actually determine whether he **lives** or **dies**.



SIMILAR TITLES
STEVE CARELL
THE PATIENT
DOMHNALL GLEESON
8.30
hulu
HALLE BERRY
KIDNAP
AUGUST
GET OUT
IN CINEMAS MARCH 17
"ABSOLUTELY TERRIFYING!"
HARD CANDY
COMPELLING GENUINELY MOVING AND SUSPENSEFUL
TOM HARDY
LOCKE
DIRECTED BY STEVEN KNIGHT
JAKE GYLLENHAAL
CAREFULLY
THE GUILTY
COLIN FARRELL
FOREST WHITAKER
KATIE HOLMES
RADHA MITCHELL
PHONE BOOTH
YOUR LIFE IS ON THE LINE
ex machina
WHAT HAPPENS TO ME IF I FAIL YOUR TEST?
NOT EVERY GIFT IS WELCOME.
JASON BATEMAN
REBECCA HALL
JOEL EDGERTON
THE GIFT
SUMMER
MONSTERS COME IN MANY FORMS
10 CLOVERFIELD LANE
UNSANE
Invitation

SYNOPSIS

Neurotic engineer Clayton Hill arrives at a high rise corner office to interview for one of the world's biggest construction firms. His interviewer enters, Charles Gibson, a supremely confident executive with a million dollar smile. As the interview progresses, Clayton's off-putting humor makes Charles end the interview prematurely. Just as Charles escorts this weirdo out of his office, Clayton pulls out of a gun.

He wants to interview Charles now: not for a job... but for his life.

As this reverse interview gets under way, Clayton reveals he knows every dirty secret about Charles and if he doesn't answer his questions honestly, Clayton will most definitely put a bullet in him. Charles uses every sly negotiating tactic at his disposal to get out of this situation alive but Clayton isn't fooled. It turns out 7 years prior, Charles was secretly responsible for the collapse of a condominium which killed 92 people, 1 on whom was Clayton's pregnant fiancé.

Charles manages to instill doubt in Clayton's plan by convincing him that his fiancé might have survived all those years ago. Now it's a desperate game of cat and mouse as Clayton tries to uncover the truth and Charles tries to keep his life.



Clayton Hill

Mid 30s, mildly nerdy with a fidgety energy that is particular to a mind computing on overdrive. Behind his unsettling sense of humor lies an ocean of pain from the trauma of a great loss 7 years ago. He oscillates quickly back and forth from self-deprecating smiles to vicious outbursts. He embodies what most others fear: someone with nothing to lose.





Charles Gibson

50s, his power tie matched perfectly with a million dollar smile. Charles could easily have been a congressman. He exudes the affable air of a man who's always been in control. Charles' corporate sheen will be suddenly wiped away when challenged by the most dangerous adversary he's ever encountered. His silver tongue may not be enough to escape his ultimate test.

Tessa Burke

late 20s/early 30s. Administrative assistant to Charles. Tessa is bubbly but not sickenly so. She's naturally organized and attentive to Charles' needs, so much so that she





Charles needs, so much so that she unknowingly escalates the dire situation unfolding right underneath her nose.

Comparable Films







Magnolia Pictures

Domestic:
$207,140

Worldwide:
$4,598,051

Bleecker Street Media

Domestic:
$7,732,899

Worldwide:
$14,293,601

Paramount Pictures

Domestic:
$72,082,998

Worldwide
$110,216,998

Distribution Potential



Ratio betweeen box office and budget for selected Drama movies, 2000-17

MPAA Rating
PG
PG-13
R

Comparable Films







Magnolia Pictures

Domestic:
$207,140

Worldwide:
$4,598,051

Bleecker Street Media

Domestic:
$7,732,899

Worldwide:
$14,293,601

Paramount Pictures

Domestic:
$72,082,998

Worldwide
$110,216,998

Distribution Potential

Ratio betweeen box office and budget for selected Drama movies, 2000-17

MPAA Rating
PG
PG-13
R

Cast Wish List for Male Lead

Justin Kirk
-Weeds (2005-2012)
-Succession (2021-2022)
-Vice (2018)
-Angels In America (2003)
-Molly's Game (2017)

John Slattery
-Mad Men (2007-2015)
-Avengers Endgame (2019)
-Spotlight (2015)
-Churchill (2017)
-The Adjustment Bureau (2011)

Chris Messina
-The Mindy Project (2012-2017)
-I Care A Lot (2020)
-Gaslit (2022)
-Argo (2012)
-Devil (2010)

Patrick Wilson
-Aquaman 2 (2023)
-Moonfall (2022)
-Phantom of the Opera (2004)
-Hard Candy (2005)
-Watchmen (2009)

Patrick Fabian
-Better Call Saul (2015-2022)
-Driver X (2017)
-Must Love Dogs (2005)
-Send It (2021)
-Atlas Shrugged 2 (2012)

    

    

Hypothetical Investment Return

-First payout goes to investors until 120% of the investment is recouped. Early Bird investor payout is 125%.

-After 120% (125% Early Bird) recoupment, the net profit is split 50/50 between the investors and the production company. The 50% production company split consists of percentages given to the

FINAL INTERVIEW

Total budget = $124,000

Profit Returned to the LLC = $248,000

First Payout (120%) = $148,800

Remaining money to be split = $99,200

production company split consists of percentages given to the director, producers, actors, actresses, writers, etc. (as stipulated by the guilds and standard industry practice)

-On the investment side, your individual investment reflects the percentage of the film you own. There can be no further dilution of investor's percentage. Once your percentage is assigned, it cannot decrease.

-Disclaimer: forward looking projections cannot be guaranteed.

Split = $99,200

$49,600 to Investors
$49,600 to Production

Total Investment = $50,000

Example of Investor Payout = $83,000

Return on Investment over 2 Years = 60%

(For the same $50,000 investment, Early Bird Investors would receive a total of $95,500)

Timeline



Actors Offers Accepted,
Schedules Coordinated

PRINCIPAL PHOTOGRAPHY
(2-3 WEEKS)

Distribution Strategy, Provide Deliverables
(1 - 2 Months)

2023

2024

2025

Financing Secure funds
Send Offers out

PRE-PRODUCTION
(3-6 WEEKS)

POST-PRODUCTION
(4-5 MONTHS)

RELEASE FILM
Festival circuits

INVESTOR PERKS

Investors are the stars behind the scenes and we want to make sure you're rewarded for being a part of the FINAL INTERVIEW family.

$500 - Special Thanks

+A shout out on FINAL INTERVIEW's social media (Instagram, Facebook, and Twitter).

$1,000 - Very Special Thanks

+A VERY SPECIAL THANKS credit in the end credits of the film.

+A handwritten thank-you card from the Producers.

+A shout out on FINAL INTERVIEW's social media (Instagram, Facebook, and Twitter).

$2,500 - Associate Producer

+An ASSOCIATE PRODUCER credit in the end credits of the film.

+Signed movie poster by cast and crew.

+A handwritten thank-you card from the Producers.

+A shout out on FINAL INTERVIEW's social media (Instagram, Facebook, and Twitter)



INVESTOR PERKS CONT.

$5,000 - Co-Producer

+A CO-PRODUCER credit in the end credits.

+Invitation to a "cast & crew" screening in Los Angeles and 1 day visit to the set (lodging and travel not included).

+Signed movie poster by cast and crew.

+A handwritten thank-you card from the Producers.

+A shout out on FINAL INTERVIEW's social media.

$10,000 - Executive Producer

+An EXECUTIVE PRODUCER credit in end credits.

+2 tix to the West Coast & East Coast premieres, or Regional premiere of your choice.

+1 day visit to the set (lodging/ travel not included).

+Signed poster by director/cast.

+1 Hr Zoom Acting lesson/script consultation with writer/director.

+A shout out on FINAL INTERVIEW's social media